UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W. Michigan Street, Suite A
(No. and Street)

Milwaukee (City) WI (State) 53233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen 414-299-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave. 32nd Floor (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its posses[sions]

14047053

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Mortensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSIE SWIDERSKI NOTARY PUBLIC STATE OF WISCONSIN

Christine Mortensen
Signature

Treasurer
Title

Rosie Swiderski Expires 3-16-2014
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition.~~ Balance Sheet.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
As of and for the Year Ended December 31, 2013

BAKER TILLY

Candor. Insight. Results.

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of UMB Distribution Services, LLC, (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 20, 2014

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

ASSETS	
Cash and cash equivalents	$ 2,550,441
Accounts receivable	240,482
Prepaid expenses	85,550
Due from Scout Investments, Inc.	1,915,492
Other assets	478
Taxes receivable – related party	3,937
TOTAL ASSETS	$ 4,796,380

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 27,531
Cash Overdraft	159,183
Taxes payable – related party	76,615
Due to Scout Distributors, LLC	1,915,492
TOTAL LIABILITIES	2,178,821
MEMBER'S EQUITY	2,617,559
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,796,380

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2013

REVENUES	
Distribution fees	$ 5,655,544
Other revenue	71,083
Total Revenues	5,726,627
EXPENSES	
Employee compensation	4,298,312
Management and administrative fees	771,842
Registration fees	55,620
Professional fees	16,596
General and administrative	90,987
Total Expenses	5,233,357
NET INCOME BEFORE INCOME TAXES	493,270
Income tax expense	189,203
NET INCOME AFTER INCOME TAXES	304,067
MEMBER'S EQUITY - Beginning of Year	1,813,492
Member's contributions	500,000
Member's distributions	-
MEMBER'S EQUITY - END OF YEAR	$ 2,617,559

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income After Income Taxes	$ 304,067
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	(29,162)
Prepaid expenses	4,620
Due from Scout Investments, Inc.	(1,322,732)
Other Assets	3,874
Taxes receivable – related party	(3,412)
Accrued expenses	18,596
Cash Overdraft	159,183
Taxes payable – related party	67,910
Deferred income taxes	(28,426)
Due to Scout Distributors, LLC	1,322,732
Net Cash Flows From Operating Activities	497,250
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Contributions	500,000
Net Cash Flows From Financing Activities	500,000
Net Change in Cash and Cash Equivalents	997,250
CASH AND CASH EQUIVALENTS - Beginning of Year	1,553,191
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,550,441
SUPPLEMENTAL INFORMATION	
Income taxes paid	$ 153,130

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc. (the "Parent").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

As of December 31, 2013, the Company had a cash deficit (overdraft) of $159,183 at UMB Bank, n.a. which was reclassified as a payable on the financial statements.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2013 at one of the two financial institutions exceeded the $250,000 federally-insured limit by $2,300,441.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2013, no allowance for doubtful accounts was provided as all receivables are considered collectible.

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2013.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company is a single member limited liability company and treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMB Financial Corporation and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2010. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2013, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $771,842 for the year ended December 31, 2013.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

At December 31, 2013, taxes receivable from the parent were $3,937 and taxes payable to the parent were $76,615.

Scout Investments, Inc. & Scout Distributors, LLC

Scout Investments, Inc., Scout Distributors, LLC and the Company are subsidiaries of UMB Financial Corporation. Scout Investments, Inc., Scout Distributors, LLC and the Company entered into an agreement pursuant to which the Company provides distribution-related services to Scout Investments, Inc. and Scout Distributors, LLC. Pursuant to such agreement, Scout Investments, Inc. pays all fees and expenses related to the provision of such services. A portion of such expenses relates to the Company's agreement to compensate licensed representatives of the Company which are also employees of Scout Distributors, LLC, in compliance with applicable NASD rules. Revenue from Scout Investments, Inc. totaled $4,526,548 for the year ended December 31, 2013, which is included in Distribution Fees in the Statement of Income and Member's Equity. Of that, $4,298,312 is pass through revenue which is offset by employee compensation paid to Scout Distributors, LLC which totaled $4,298,312 for the year ended December 31, 2013. The additional $228,236 was revenue earned for distribution services provided to Scout Investments, Inc. for the year ended December 31, 2013. At December 31, 2013, Scout Investments, Inc. owed the Company $1,915,492 to reimburse the Company for such payments owed to Scout Distributors, LLC (as described below).

At December 31, 2013, the Company owed Scout Distributors, LLC $1,915,492 for incentive payments due to employees of Scout Distributors, LLC that are licensed by the Company.

NOTE 3 - Major Clients

For the year ended December 31, 2013, three clients accounted for $5,241,809 or approximately 92% of the Company's total revenue. Accounts receivable from these clients at December 31, 2013 totaled $2,038,607, or approximately 95% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $371,620 which was $226,365 in excess of its required net capital of $145,255. The Company's ratio of aggregate indebtedness to net capital was 586.3 to 1 at December 31, 2013.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2013.

NOTE 5 - Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

	Year Ended December 31, 2013
Current:	
Federal	$ 194,002
State	27,933
Total current tax expense	221,935
Deferred:	
Federal	(30,820)
State	(1,912)
Total deferred tax benefit	(32,732)
Income tax expense	$ 189,203

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

NOTE 5 - Income Taxes (cont.)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2013
Deferred Tax Assets:	
Accrued Legal/Professional Fees	$ 4,930
Deferred Tax Liabilities:	
Prepaid Expenses	(993)
Net Deferred Tax Asset	$ 3,937

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2013 as follows:

Income before income tax expense	$ 493,270
Tax expense at statutory rate of 35%	$ 172,645
State income tax, net of federal effect	16,913
Other	(355)
Total income tax expense	$ 189,203
Effective tax rate	38%

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through February 20, 2014 which is the date that the financial statements were approved and available to be issued. No subsequent events were identified.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Sole Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014 which contained an unmodified opinion of those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 20, 2014

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2013

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 27,531
Cash Overdraft	159,183
Taxes payable – related party	76,615
Due to Scout Distributors, LLC	1,915,492
Total Aggregate Indebtedness	$ 2,178,821
Minimum required net capital (based on aggregate indebtedness)	$ 145,255
NET CAPITAL	
Member's equity	$ 2,617,559
Deductions:	
Accounts receivable	(240,482)
Prepaid expenses	(85,550)
Due from Scout Investments, Inc.	(1,915,492)
Other assets	(478)
Taxes receivable – related party	(3,937)
Net Capital	371,620
Net capital requirement (Minimum)	145,255
Capital in excess of minimum requirement	$ 226,365
Ratio of aggregate indebtedness to net capital	586.3 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of UMB Distribution Services, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 20, 2014

an independent member of
BAKER TILLY
INTERNATIONAL